

Mail Stop 3628

December 8, 2009

Via Facsimile and U.S. Mail

Imad I. Qasim, Esq.
Sidley Austin LLP
One South Dearborn Street
Chicago, IL 60603

>   **Re: ERP Operating Limited Partnership**
>   **Schedule TO-I filed December 2, 2009**
>   **File No. 5-50249**

Dear Mr. Qasim:

      We have limited our review of the filing to those issues we have addressed in our comments. Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Offer to Purchase

1. We note that the any and all offer for the Non-Exchangeable Notes expires in less than 20 business days. Please revise so that the any and all offer is open for a full 20 business days or advise us. Refer to Rule 14e-1(a) and Section I.C. of SEC Release No. 34-43069.

2. Please tell us whether you believe each of the series of Non-Exchangeable Notes is a separate class of subject security for purposes of Regulation 14E. If you believe that each series of Non-Exchangeable Notes is a separate class of subject security, then revise the disclosure which currently refers to the offer for any and all Non-Exchangeable Notes as one offer.

Summary Term Sheet, page 1

3. Please revise to state that the offers are not conditioned on each other.

Conditions of the Offers, page 8

4. Please refer to the last paragraph relating to your failure to exercise any of the rights described in this section. This language implies that once a condition is triggered, you must decide whether or not to assert it. Please note that when a condition is triggered and you decide to proceed with the offer anyway, the staff believes that this constitutes a waiver of the triggered condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language suggests, simply fail to assert a triggered condition and effectively waive it without officially doing so. Please confirm your understanding supplementally, or revise your disclosure.

Expiration Dates; Extensions; Amendments, page 11

5. Please revise to state in the event of a material change, including a waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer, following notice of the material change and that in the event of a change in the consideration offered, the amount of securities sought, or other similarly significant change, you will extend the offer period so that at least ten business days remain in the offer, following notice of the change. Refer to Rule 14e-1(b).

Acceptance of Notes for Purchase; Payment for Notes, page 14

6. We note that you expressly reserve the right to delay acceptance. Please revise to describe the circumstances under which you would delay acceptance.

Closing Comments

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amended filing to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions